Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 8, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Aurigene Oncology Limited announces promising results of Phase 1 study for India’s first trial for novel autologous CAR-T cell therapy for multiple myeloma”.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

Press release	CONTACT Media relationS USHA IYER ushaiyer@drreddys.com

Aurigene Oncology Limited announces promising results of Phase 1 study for India’s first trial for novel autologous CAR-T cell therapy for multiple myeloma

Bengaluru & Hyderabad, India; October 8, 2024: Aurigene Oncology Limited, a wholly-owned subsidiary of Dr. Reddy’s Laboratories Limited and a clinical stage biotech committed to bringing in novel and effective therapeutics for the treatment of cancer, has announced the Phase 1 results for Ribrecabtagene autoleucel (DRL-1801) from the SWASTH study – India’s first trial for a novel autologous BCMA directed CAR-T cell therapy in patients with relapsed / refractory multiple myeloma.

The study reported initial results from the first 8 patients. All patients were heavily pre-treated with median of 5.5 previous lines of treatment. Most patients had also received transplant in the past and had disease progression post-transplant. All 8 patients (100%) achieved clinical response, with 5/8 (62.5%) having achieved stringent complete response. With respect to safety, there were no high-grade events of Cytokine Release Syndrome (CRS) or neurotoxicity, in any of the patients.

After reviewing the Phase 1 data, the Indian Regulatory Agency i.e., Drugs Controller General of India (DCGI), has given the nod to commence Phase 2 part of the trial. These results of Phase 1 were presented at the 21st annual meeting of the International Myeloma Society at Rio De Janeiro, Brazil, held recently.

“The results from the trial in heavily pre-treated relapsed refractory myeloma patients are very exciting for us in India. We are thrilled with the data, as the drug could be transformative for Indian patients with myeloma” commented Dr. Murali Ramachandra, CEO, Aurigene Oncology Limited.

Ribrecabtagene autoleucel is an autologous anti-BCMA CAR-T therapy that utilizes a humanized single-domain antibody as the antigen binding domain and lentivirus as a vector. DRL-1801 for the clinical trials is manufactured at the CAR-T GMP manufacturing facility at Aurigene Oncology Limited, Bangalore.

About Aurigene Oncology Limited:

Aurigene Oncology Limited, a wholly owned subsidiary of Dr. Reddy’s Laboratories, is a clinical stage biotech committed to bringing in novel and effective therapeutics for the treatment of cancer. Founded in 2002, Aurigene has contributed to the discovery of 20 novel chemical entities for clinical development. Some of these molecules were in collaboration with global Pharma and biotech companies while remaining were developed on its own. Aurigene has out-licensed several assets and is now engaged in clinical development of 10 assets. Aurigene’s clinical pipeline includes first- in-class oral inhibitor of immune checkpoint protein CD47, first-in-class inhibitor fatty-acid binding protein FABP5 and best-in-class inhibitor of acetyl transferases CBP and p300. Aurigene also has a strong pre-clinical pipeline, including advanced programs based on selective degradation of SMRACA2, first-in class CBP, p300 and pan-KRAS degraders.